Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months		Six months
	ended June 30,		ended June 30,
	2007	2006	2007	2006
		(Dollars, except per share amounts,
		and shares in thousands)
Income (Numerator):
Net income	$112,265	152,210	190,135	221,470
Dividends applicable to preferred stock	(93)	(96)	(186)	(194)

Net income applicable to common stock	112,172	152,114	189,949	221,276
Interest on convertible debentures, net of tax	1,207	1,207	2,414	2,414
Dividends applicable to preferred stock	93	96	186	194

Net income as adjusted for purposes of
computing diluted earnings per share	$113,472	153,417	192,549	223,884

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	109,263	116,165	110,506	119,572
Nonvested restricted stock	(858)	(724)	(788)	(655)

Number of shares for computing basic
earnings per share	108,405	115,441	109,718	118,917

Incremental common shares attributable
to dilutive securities:
Shares issuable under convertible securities	4,485	4,496	4,485	4,502
Shares issuable upon settlement of accelerated
share repurchase agreements	-	1,045	-	729
Shares issuable under incentive compensation
and employee benefit plans	831	654	812	650

Number of shares as adjusted for purposes
of computing diluted earnings per share	113,721	121,636	115,015	124,798

Basic earnings per share	$1.03	1.32	1.73	1.86

Diluted earnings per share	$1.00	1.26	1.67	1.79